EXHIBIT 99.1:

Footnote 1:
The reporting person participates in the Woodward Executive Benefit Plan (the
"Plan").  Pursuant to an election made under the Plan, each phantom stock unit accrued under the Plan entitled the reporting person to receive on January 18,
2011 one share of Woodward Governor Company (the "Company") common stock, less shares not distributed to the reporting person to cover tax liabilities.  See footnote 2.  The reporting person received a net distribution of 15,717 shares of Company common stock.  Phantom stock units are accrued under the Plan and are to be settled in 100% stock on a one-for-one basis at the distribution date specified at the time of election.  Each phantom stock unit is the economic equivalent of one share of Company common stock.  The total shown represents the dollar amount of deferrals divided by the current share price and, therefore, the number of shares reported may fluctuate from period to period.  The total shown also includes phantom stock units acquired in connection with dividend reinvestments and other acquisitions made under the Plan.